UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2013 FROM APRIL 1, 2013 TO DECEMBER 31, 2013 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2013

FROM APRIL 1, 2013 TO DECEMBER 31, 2013

CONSOLIDATED

Released on January 22, 2014

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Filing of Japanese Quarterly Securities Report (Plan): February 13, 2014

1. Selected Consolidated Financial Performance Information for the Nine Months Ended December 31, 2013 (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Nine months ended December 31
	2013	2012
Net sales	¥646,725	¥523,210
Ratio of change from the same period of previous fiscal year	23.6%	1.6%
Operating income	61,866	43,026
Ratio of change from the same period of previous fiscal year	43.8%	(20.8)%
Income before income taxes	62,525	37,836
Ratio of change from the same period of previous fiscal year	65.3%	(22.5)%
Net income attributable to Nidec Corporation	43,053	27,093
Ratio of change from the same period of previous fiscal year	58.9%	(14.4)%
Net income attributable to Nidec Corporation per share-basic	¥317.93	¥201.26
Net income attributable to Nidec Corporation per share-diluted	¥297.23	¥187.80

Note:

Comprehensive income attributable to Nidec Corporation:

¥101,307 million of comprehensive income attributable to Nidec Corporation for the nine months ended December 31, 2013 (87.0% increase compared to the nine months ended December 31, 2012)

¥54,184 million of comprehensive income attributable to Nidec Corporation for the nine months ended December 31, 2012 (433.5% increase compared to the nine months ended December 31, 2011)

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	December 31, 2013	March 31, 2013
Total assets	¥1,131,177	¥1,005,417
Total equity	539,747	453,817
Nidec Corporation shareholders’ equity	517,667	415,653
Nidec Corporation shareholders’ equity to total assets	45.8%	41.3%
Nidec Corporation shareholders’ equity per share	¥3,753.78	¥3,086.19

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2014 (target)	Year ended March 31, 2013 (actual)
Interim dividend per share	¥45.00	¥45.00
Year-end dividend per share	55.00	40.00
Annual dividend per share	¥100.00	¥85.00

Note:

Revision of previously announced dividend targets during this reporting period: Yes

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2014)

	Yen in millions (except for per share amounts)	Inc./Dec. ratio of change from the previous fiscal year
Net sales	¥880,000	24.1%
Operating income	85,000	383.0%
Income before income taxes	83,000	519.5%
Net income attributable to Nidec Corporation	56,000	601.2%
Net income attributable to Nidec Corporation per share-basic	¥411.65

Note:

Revision of previously announced financial performance forecast during this reporting period: Yes

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes (See “2. Others” on page 17 for detailed information.)

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes (See “2. Others” on page 17 for detailed information.)

2. Changes due to other reasons: None

(4) Number of shares issued (common stock)

1. Number of shares issued at the end of each period (including treasury stock):

145,075,080 shares at December 31, 2013

145,075,080 shares at March 31, 2013

2. Number of treasury stock at the end of each period:

7,169,801 shares at December 31, 2013

10,393,522 shares at March 31, 2013

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

135,417,054 shares for the nine months ended December 31, 2013

134,617,354 shares for the nine months ended December 31, 2012

Investor presentation materials relating to our financial results for the nine months ended December 31, 2013, are expected to be published on our corporate website on January 22, 2014.

Pursuant to ASC 805 “Business Combinations,” the previous year’s consolidated financial statements have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec ASI S.p.A. (formerly Ansaldo Sistemi Industriali S.p.A.), Nidec Avtron Automation Corporation (formerly Avtron Idustrial Automation, Inc.), Nidec Kinetek Corporation (formerly Kinetek Group, Inc.), SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in the fiscal year ended March 31, 2013. During the three months ended March 31, 2013, we completed our valuation of such assets and liabilities of Nidec ASI S.p.A., Nidec Avtron Automation Corporation and Nidec Kinetek Corporation in the three months ended March 31, 2013. In addition, we completed our valuation of such assets and liabilities of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in the three months ended September 30, 2013.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Nine Months Ended December 31, 2013

In the nine months ended December 31, 2013, although there were signs of gradual improvement in out business environment, with the United State beginning to taper its monetary easing program, the declining trends in Europe and emerging economies beginning to lessen, and the Japanese yen remaining weaker against other major currencies compared to previous periods, uncertainty still remained as to when the global economy would recover to previous levels.

In such business environment, we increased our effort to achieve growth through a shift in, and an expansion of, our business portfolio as part of our “second growth phase” strategy. Our consolidated net sales for the nine months ended December 31, 2013 were ¥646.7 billion, representing a 24% increase compared to the same period of the previous fiscal year and the largest net sales for any nine-month period ended December 31 in our history. As a result of the increase in net sales and the measures that we implemented to streamline our business structure in the fiscal year ended March 31, 2013, operating income for each of the three-month period ended June 30, September 30 and December 31, 2013 exceeded our forecast previously announced at the beginning of the current fiscal year. In particular, operating income of the automotive, appliance, commercial and industrial product category, which is one of our strategically important product categories, continued to contribute to the enhancement of our profit structure. As a result, for the nine months ended December 31, 2013, we recorded a larger net income attributable to Nidec Corporation than any prior nine-month period in our history.

In light of the operating results for the nine months ended December 31, 2013 that exceeded our previously announced forecast, we have decided to revise upward our previously announced financial performance forecast and dividend targets for the fiscal year ending March 31, 2014, as described elsewhere in this report.

2. Consolidated Operating Results

Consolidated Operating Results for the Nine Months Ended December 31, 2013 (“this nine-month period”), Compared to the Nine Months Ended December 31, 2012 (“the same period of the prior year”)

			Yen in millions
	Nine months ended December 31, 2013	Nine months ended December 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales	646,725	523,210	123,515	23.6％
Operating income	61,866	43,026	18,840	43.8％
Income before income taxes	62,525	37,836	24,689	65.3％
Net income attributable to Nidec Corporation	43,053	27,093	15,960	58.9％

Consolidated net sales increased 23.6% to ¥646,725 million for this nine-month period compared to the same period of the prior year, recording the largest nine-month net sales in our history. Operating income increased 43.8% to ¥61,866 million for this nine-month period compared to the same period of the prior year. The ratio of operating income to net sales, or operating income ratio, for this nine-month period was 9.6%. The average exchange rate between the Japanese yen and the U.S. dollar for this nine-month period was ¥99.39 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥19.39, or approximately 24%, compared to the same period of the prior year. The average exchange rate between the Japanese yen and the Euro for this nine-month period was ¥132.23 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥30.06, or approximately 29%, compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales and operating income of approximately ¥98,800 million and ¥13,000 million, respectively, for this nine-month period compared to the same period of the prior year.

Income before income taxes increased 65.3% to ¥62,525 million for this nine-month period compared to the same period of the prior year. Net income attributable to Nidec Corporation increased 58.9% to ¥43,053 million for this nine-month period compared to the same period of the prior year, recording the largest nine-month net income attributable Nidec Corporation in our history.

Operating Results by Product Category for This Nine-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

			Yen in millions
	Nine months ended December 31, 2013	Nine months ended December 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	273,224	242,965	30,259	12.5%
Hard disk drives spindle motors	139,253	125,540	13,713	10.9%
Other small precision motors	133,971	117,425	16,546	14.1%
Operating income of small precision motors	40,975	34,621	6,354	18.4%

Net sales of small precision motors increased 12.5% to ¥273,224 million for this nine-month period compared to the same period of the prior year. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥46,800 million for this nine-month period compared to the same period of the prior year.

Net sales of spindle motors for hard disk drives, or HDDs, for this nine-month period increased ¥13,713 million, or 10.9%, compared to the same period of the prior year, although the number of units sold of spindle motors for HDDs decreased approximately 7% compared to the same period of the prior year. Net sales of other small precision motors for this nine-month period increased ¥16,546 million, or 14.1%, compared to the same period of the prior year. This increase was mainly due to increases in sales of brushless DC fans, brushless DC motors and other small motors. In addition, sales at SCD Co., Ltd., which became our consolidated subsidiary in the six months ended March 31, 2013, contributed to the increase in net sales of spindle motors for HDDs.

Operating income of small precision motors increased 18.4% to ¥40,975 million for this nine-month period compared to the same period of the prior year. This increase was mainly due to the positive effect of the 24% depreciation of the Japanese yen against the U.S. dollar, resulting in an approximately ¥10,900 million in operating income of small precision motors for this nine-month period compared to the same period of the prior year. The decrease in our operating income of small precision motors excluding the positive effect of the 24% Japanese yen depreciation was mainly due to a decrease in gain from insurance relating to the Thai flooding to nil for this nine-month period from the same period of the prior year.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Nine months ended December 31, 2013	Nine months ended December 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	247,074	174,238	72,836	41.8%
Appliance, commercial and industrial products	166,395	110,958	55,437	50.0%
Automotive products	80,679	63,280	17,399	27.5%
Operating income of automotive, appliance, commercial and industrial products	14,848	5,668	9,180	162.0%

Net sales of automotive, appliance, commercial and industrial products increased 41.8% to ¥247,074 million for this nine-month period compared to the same period of the prior year.

Net sales of appliance, commercial and industrial products for this nine-month period increased 50.0% compared to the same period of the prior year. This increase was primarily due to larger sales of motors for air conditioning equipment, and the contribution of sales of Nidec ASI S.p.A., Nidec Avtron Automation Corporation and Nidec Kinetek Corporation, which were not consolidated for the full nine months ended December 31, 2012, as well as the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for this nine-month period increased 27.5% compared to the same period of the prior year. This was primarily as a result of the commencement of mass-production of new product models of motors for electric power steering and other products and the commencement of mass-production of new product models for new customers, as well as the positive effect of the foreign currency exchange rate fluctuations. The depreciation of the Japanese yen against the U.S. dollar and the Euro had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥38,300 million for this nine-month period compared to the same period of the prior year.

Operating income of automotive, appliance, commercial and industrial products increased 162.0% to ¥14,848 million for this nine-month period compared to the same period of the prior year mainly due to the increase in sales, the impact of the newly consolidated subsidiaries and the positive effect of the foreign currency exchange rate fluctuations.

Machinery-

			Yen in millions
	Nine months ended December 31, 2013	Nine months ended December 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of machinery	63,421	46,499	16,922	36.4%
Operating income of machinery	9,015	6,104	2,911	47.7%

Net sales of machinery increased 36.4% to ¥63,421 million for this nine-month period compared to the same period of the prior year mainly due to increases in sales of LCD panel handling robots and card readers.

Operating income of machinery increased 47.7% to ¥9,015 million for this nine-month period compared to the same period of the prior year mainly due to the sales increase.

Electronic and optical components-

			Yen in millions
	Nine months ended December 31, 2013	Nine months ended December 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	57,226	53,484	3,742	7.0%
Operating income of electronic and optical components	2,224	989	1,235	124.9%

Net sales of electronic and optical components increased 7.0% to ¥57,226 million for this nine-month period compared to the same period of the prior year. This increase was primarily attributable to increases in sales of household equipment and other products.

Operating income of electronic and optical components increased 124.9% to ¥2,224 million for this nine-month period compared to the same period of the prior year mainly as a result of our efforts to improve manufacturing efficiency, reduce cost of goods sold and lower fixed costs, in addition to the increase in sales.

Other products-

			Yen in millions
	Nine months ended December 31, 2013	Nine months ended December 31, 2012	Increase or decrease	Increase or decrease ratio
Net sales of other products	5,780	6,024	(244)	(4.1)%
Operating income of other products	347	674	(327)	(48.5)%

Net sales of other products decreased 4.1% to ¥5,780 million for this nine-month period compared to the same period of the prior year.

Operating income of other products decreased 48.5% to ¥347 million for this nine-month period compared to the same period of the prior year.

Consolidated Operating Results for the Three Months Ended December 31, 2013 (“this 3Q”), Compared to the Three Months Ended September 30, 2013 (“this 2Q”)

			Yen in millions
	Three months ended December 31, 2013	Three months ended September 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales	217,091	218,358	(1,267)	(0.6)%
Operating income	22,529	21,290	1,239	5.8%
Income before income taxes	24,084	21,075	3,009	14.3%
Net income attributable to Nidec Corporation	15,950	13,757	2,193	15.9%

Consolidated net sales decreased 0.6% to ¥217,091 million for this 3Q compared to this 2Q due to a decrease in sales of the machinery product category. Operating income increased 5.8% to ¥22,529 million for this 3Q compared to this 2Q. Operating income ratio for this 3Q was 10.4%, increasing to a two-digit percentage figure for the first time in five quarterly reporting periods. The average exchange rate between the Japanese yen and the U.S. dollar for this 3Q was ¥100.46 to the U.S. dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥1.51, or approximately 2%, compared to this 2Q. The average exchange rate between the Japanese yen and the Euro for this 3Q was ¥136.69 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥5.64, or approximately 4%, compared to this 2Q. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales of approximately ¥3,500 million as well as on our operating income of approximately ¥600 million for this 3Q compared to this 2Q.

Income before income taxes and net income attributable to Nidec Corporation increased by more than 10% to ¥24,084 million and ¥15,950 million, respectively, for this 3Q compared to this 2Q.

Operating Results by Product Category for This 3Q Compared to This 2Q

Small precision motors-

			Yen in millions
	Three months ended December 31, 2013	Three months ended September 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	92,769	92,640	129	0.1%
Hard disk drives spindle motors	46,826	45,829	997	2.2%
Other small precision motors	45,943	46,811	(868)	(1.9)%
Operating income of small precision motors	14,634	14,328	306	2.1%

Net sales of small precision motors increased 0.1% to ¥92,769 million for this 3Q compared to this 2Q. The depreciation of the Japanese yen against the U.S. dollar had a positive impact of approximately ¥1,300 million on the net sales of small precision motors for this 3Q compared to this 2Q.

Net sales of spindle motors for HDDs for this 3Q increased ¥997 million, or 2.2%, compared to this 2Q.  The number of units sold of spindle motors for HDDs for this 3Q increased approximately 2% compared to this 2Q. Net sales of other small precision motors for this 3Q decreased ¥868 million, or 1.9%, compared to this 2Q. Although sales of brushless DC fans increased primarily as a result of changes in the product mix, sales of brushless DC motors and other small motors decreased mainly due to seasonal fluctuations in sales.

Operating income of small precision motors increased 2.1% to ¥14,634 million for this 3Q compared to this 2Q. Although net sales of small precision motors, excluding the positive effect of the foreign currency exchange rate fluctuations, decreased between this 3Q and this 2Q, operating income increased partially as a result of our efforts to reduce cost of goods sold. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on operating income of small precision motors of ¥300 million for this 3Q compared to this 2Q.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended December 31, 2013	Three months ended September 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	83,026	79,984	3,042	3.8%
Appliance, commercial and industrial products	54,493	53,790	703	1.3%
Automotive products	28,533	26,194	2,339	8.9%
Operating income of automotive, appliance, commercial and industrial products	5,256	5,077	179	3.5%

Net sales of automotive, appliance, commercial and industrial products increased 3.8% to ¥83,026 million for this 3Q compared to this 2Q. Net sales of appliance, commercial and industrial products for this 3Q increased 1.3% compared to this 2Q mainly due to larger sales of motors for air conditioning equipment in the Chinese market and increased sales from our social infrastructure business. Net sales of automotive products for this 3Q increased 8.9% compared to this 2Q mainly due to a result of the commencement of mass-production of new product models for new customers and the depreciation of the Japanese yen against the U.S. dollar and the Euro.

Operating income of automotive, appliance, commercial and industrial products increased 3.5% to ¥5,256 million for this 3Q compared to this 2Q despite the negative effect of an increase in research and development expenses and seasonal decreases in sales.

Machinery-

			Yen in millions
	Three months ended December 31, 2013	Three months ended September 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of machinery	19,704	23,788	(4,084)	(17.2)%
Operating income of machinery	2,841	2,893	(52)	(1.8)%

Net sales of machinery decreased 17.2% to ¥19,704 million for this 3Q compared to this 2Q mainly due to a decrease in sales of LCD panel handling robots.

Operating income of machinery decreased 1.8% to ¥2,841 million for this 3Q compared to this 2Q. The decrease in net sales was partially reduced as a result of our efforts to improve manufacturing efficiency, reduce cost of goods sold and lower fixed costs.

Electronic and optical components-

			Yen in millions
	Three months ended December 31, 2013	Three months ended September 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	19,797	19,918	(121)	(0.6)%
Operating income of electronic and optical components	1,714	791	923	116.7%

Net sales of electronic and optical components decreased 0.6% to ¥19,797 million for this 3Q compared to this 2Q despite increased sales of components for semiconductor manufacturing equipment.

Operating income of electronic and optical components increased 116.7% to ¥1,714 million for this 3Q compared to this 2Q due to improved profitability resulting from our efforts to improve manufacturing efficiency, reduce cost of goods sold and lower fixed costs.

Other products-

			Yen in millions
	Three months ended December 31, 2013	Three months ended September 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,795	2,028	(233)	(11.5)%
Operating income of other products	171	1	170	-

Net sales of other products decreased 11.5% to ¥1,795 million for this 3Q compared to this 2Q.

Operating income of other products increased to ¥171 million for this 3Q compared to this 2Q.

(2) Financial Position

	As of December 31, 2013	As of March 31, 2013	Increase or decrease
Total assets (million)	¥1,131,177	¥1,005,417	¥125,760
Total liabilities (million)	591,430	551,600	39,830
Nidec Corporation shareholders’ equity (million)	517,667	415,653	102,014
Interest-bearing debt (million) *1	327,967	312,697	15,270
Net interest-bearing debt (million) *2	¥91,353	¥119,277	¥(27,924)
Debt ratio (%) *3	29.0	31.1	(2.1)
Debt to equity ratio (“D/E ratio”) (times) *4	0.63	0.75	(0.12)
Net D/E ratio (times) *5	0.18	0.29	(0.11)
Nidec Corporation shareholders' equity to total assets (%)	45.8	41.3	4.5

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” in our consolidated balance sheet, including convertible bonds

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥125,800 million to ¥1,131,177 million as of December 31, 2013 compared to March 31, 2013. The increase was mainly due to an increase of approximately ¥43,200 million in cash and cash equivalents, an increase of approximately ¥28,600 million in trade accounts receivable, an increase of approximately ¥18,000 million in inventories, and an increase of approximately ¥12,500 million in property, plant and equipment.

Total liabilities increased approximately ¥39,800 million to ¥591,430 million as of December 31, 2013 compared to March 31, 2013. Our long-term debt increased approximately ¥124,100 million to approximately ¥270,400 million as of December 31, 2013 compared to March 31, 2013. On the other hand, our short-term borrowings decreased approximately ¥13,400 million to approximately ¥19,400 million as of December 31, 2013 compared to March 31, 2013, and our current portion of long-term debt decreased approximately ¥95,500 million to approximately ¥38,200 million as of December 31, 2013 compared to March 31, 2013.

Our long-term debt increased approximately ¥124,100 million mainly due to the issuance in December 2013 of ¥50,000 million aggregate principal amount of domestic unsecured bonds, as well as the reclassification from current liability to long-term liability of approximately ¥96,000 million aggregate principal amount of the euro yen convertible bonds with stock acquisition rights due 2015 since the unexercised early redemption right expired. The current portion of long-term debt decreased approximately ¥95,500 million mainly due to the reclassification of the convertible bonds. Prior to the expiration of the early redemption right on September 20, 2013, holders of ¥4,250 million aggregate principal amount of such convertible bonds exercised their early redemption right.

Our net interest-bearing debt decreased approximately ¥27,900 million to approximately ¥91,400 million as of December 31, 2013 compared to March 31, 2013. Our debt ratio decreased to 29.0% as of December 31, 2013 from 31.1% as of March 31, 2013. Our debt to equity ratio was 0.63 as of December 31, 2013 compared to 0.75 as of March 31, 2013. Our net debt to equity ratio was 0.18 as of December 31, 2013 compared to 0.29 as of March 31, 2013.

Nidec Corporation shareholders’ equity increased approximately ¥102,000 million to ¥517,667 million as of December 31, 2013 compared to March 31, 2013. The increase in Nidec Corporation shareholders’ equity was mainly due to an increase in positive foreign currency translation adjustments of approximately ¥54,700 million as of December 31, 2013 compared to March 31, 2013, an increase in retained earnings of approximately ¥31,600 million as of December 31, 2013 compared to March 31, 2013, and a net decrease in treasury stock of approximately ¥ 17,400 million as of December 31, 2013 compared to March 31, 2013. The decrease in treasury stock was due to the allocation of treasury shares (representing 2.58% of our issued shares) to Nidec Copal shareholders and Nidec Tosok shareholders in connection with the share exchange transactions to make Nidec Copal and Nidec Tosok wholly owned subsidiaries, which were partially offset by repurchases of shares (representing 0.36% of our issued shares) in the nine months ended December 31, 2013. Nidec Corporation shareholders' equity to total assets increased to 45.8% as of December 31, 2013 from 41.3% as of March 31, 2013.

Overview of Cash Flow-

	Yen in millions
	For the nine months ended December 31		Increase or decrease
	2013	2012
Net cash provided by operating activities	¥64,800	¥65,653	¥(853)
Net cash used in investing activities	(34,164)	(127,405)	93,241
Free cash flow *1	30,636	(61,752)	92,388
Net cash (used in) provided by financing activities	¥(9,470)	¥75,221	¥(84,691)

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the nine months ended December 31, 2013 (“this nine-month period”) were a net cash inflow of ¥64,800 million. Compared to the nine months ended December 31, 2012 (“the same period of the previous year”), our net cash inflow from operating activities for this nine-month period decreased approximately ¥900 million. The decrease was mainly due to an increase of approximately ¥49,600 million in operating assets, which was partially offset by an increase of approximately ¥28,100 million in operating liabilities and an increase of approximately ¥15,900 million in consolidated net income.

Cash flows from investing activities for this nine-month period were a net cash outflow of ¥34,164 million. Compared to the same period of the previous year, our net cash outflow to investing activities for this nine-month period decreased approximately ¥93,200 million mainly due to a decrease in acquisitions of business, net of cash acquired, of approximately ¥84,800 million and a decrease in additional purchases of property, plant and equipment of approximately ¥16,400 million. On January 1, 2014, we acquired all of the voting rights in Mitsubishi Materials C.M.I. Corporation. In December 2013, we prepaid the acquisition cost. The prepayment was recorded in “Other” of “Cash flows from investing activities” in “(3) Consolidated Statements of Cash Flows.”

As a result, we had a positive free cash flow of ¥30,636 million for this nine-month period compared to a negative free cash flow of ¥61,752 million for the same period of the previous year.

Cash flows from financing activities for this nine-month period were a net cash outflow of ¥9,470 million, while we had a net cash inflow of ¥75,221 million for the same period of the previous year. We had a decrease in proceeds from issuance of long-term debt of approximately ¥67,200 million, a decrease in proceeds from issuance of corporate bonds of ¥50,000 million and an increase in repayments of long-term debt of approximately ¥24,300 million for this nine-month period compared to the same period of the previous year, which were partially offset by the positive impact of approximately ¥36,100 million of net changes in short term borrowings and a decrease in repurchases of treasury stock of approximately ¥23,900 million.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of December 31, 2013 was ¥236,614 million, an increase of approximately ¥43,200 million from March 31, 2013.

(3) Business Performance Forecast for the Fiscal Year ending March 31, 2014

As our operating results for the nine-month ended December 31, 2013, including the record-high net sales and better-than-expected profit figures, exceeded our expectations, we have revised upward our previously announced business performance forecast for the fiscal year ending March 31, 2014, as follows.

In addition, considering the upward revisions of our business performance forecast for the fiscal year ending March 31, 2014, and comprehensively taking into account our financial condition, profit level, dividend ratio and other factors, we have also decided to revise upward our year-end dividend target for the fiscal year ending March 31, 2014 from the previous target of ¥45 per share announced in April 2013 to ¥55 per share, resulting in an annual dividend target of ¥100 per share.

Forecast of consolidated results for the fiscal year ending March 31, 2014

Net sales	¥880,000 million	(Up 24.1% from the previous fiscal year)
Operating income	¥85,000 million	(Up 383.0% from the previous fiscal year)
Income before income taxes	¥83,000 million	(Up 519.5% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥56,000 million	(Up 601.2% from the previous fiscal year)

Note:

The exchange rates used for the preparation of the foregoing forecast are US$1 = ¥100 and €1 = ¥135. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecast were determined assuming these exchange rates.

2. Others

(1) Changes in significant subsidiaries during this period

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(Accounting method relating to corporate income tax and other taxes)

Corporate income tax and other taxes are calculated for the quarterly reporting period based on an estimated annual tax rate which is based on the statutory income tax rate.

(3) Changes in accounting method in this period

As of April 1, 2013, we adopted FASB Accounting Standards Codification™ (ASC) 350 “Intangibles-Goodwill and Other” updated by Accounting Standards Update (ASU) No. 2012-02 “Testing Indefinite-Lived Intangible Assets for Impairment.” ASU 2012-02 allows an entity the option of performing a qualitative assessment before calculating the fair value of an indefinite-lived intangible asset and performing the quantitative impairment test. If an entity determines, on the basis of qualitative factors, that it is more likely than not that the asset is impaired, the quantitative impairment test would be required. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations and liquidity.

As of April 1, 2013, we adopted FASB ASC 220 “Comprehensive income.” updated by ASU No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU 2013-02 requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The standard is a provision for disclosure. The adoption of this standard did not have any impact on our consolidated financial position, results of operations and liquidity.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions, particularly levels of consumer spending, in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, (ii) the effectiveness of our measures designed to reduce costs and improve profitability, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to successfully integrate its recently acquired companies and to complete the acquisitions of companies with complementary technologies and product lines, including Mitsubishi Materials C.M.I. Corporation and Honda Elesys Co., Ltd., and (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

3. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	December 31, 2013		March 31, 2013		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥236,614		¥193,420		¥43,194
Trade notes receivable	11,990		10,479		1,511
Trade accounts receivable	177,201		148,606		28,595
Inventories:
Finished goods	48,481		42,599		5,882
Raw materials	36,841		30,839		6,002
Work in progress	29,205		23,526		5,679
Supplies and other	3,334		2,862		472
Other current assets	46,538		48,359		(1,821)
Total current assets	590,204	52.2	500,690	49.8	89,514

Investments and advances:
Marketable securities and other securities investments	16,741		15,900		841
Investments in and advances to affiliated companies	1,936		1,160		776
Total investments and advances	18,677	1.7	17,060	1.7	1,617

Property, plant and equipment:
Land	43,833		43,523		310
Buildings	170,008		159,270		10,738
Machinery and equipment	362,195		330,425		31,770
Construction in progress	19,475		21,837		(2,362)
Sub-total	595,511	52.7	555,055	55.2	40,456
Less - Accumulated depreciation	(304,996)	(27.0)	(277,078)	(27.6)	(27,918)
Total property, plant and equipment	290,515	25.7	277,977	27.6	12,538
Goodwill	145,020	12.8	132,775	13.2	12,245
Other non-current assets	86,761	7.6	76,915	7.7	9,846
Total assets	¥1,131,177	100.0	¥1,005,417	100.0	¥125,760

Liabilities and Equity

	Yen in millions
	December 31, 2013		March 31, 2013		Increase or Decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥19,402		¥32,798		¥(13,396)
Current portion of long-term debt	38,159		133,628		(95,469)
Trade notes and accounts payable	159,620		134,165		25,455
Accrued expenses	28,883		31,854		(2,971)
Other current liabilities	30,857		32,432		(1,575)
Total current liabilities	276,921	24.5	364,877	36.3	(87,956)

Long-term liabilities:
Long-term debt	270,406		146,271		124,135
Accrued pension and severance costs	18,707		19,235		(528)
Other long-term liabilities	25,396		21,217		4,179
Total long-term liabilities	314,509	27.8	186,723	18.6	127,786

Total liabilities	591,430	52.3	551,600	54.9	39,830

Equity:
Common stock	66,551	5.9	66,551	6.6	-
Additional paid-in capital	65,258	5.8	70,518	7.0	(5,260)
Retained earnings	354,266	31.3	322,638	32.1	31,628

Accumulated other comprehensive Income (loss):
Foreign currency translation adjustments	67,348		12,636		54,712
Net unrealized gains and losses on securities	4,742		1,187		3,555
Net gains and losses on derivative instruments	161		242		(81)
Pension liability adjustments	(1,044)		(1,112)		68
Total accumulated other comprehensive income (loss)	71,207	6.3	12,953	1.3	58,254

Treasury stock, at cost	(39,615)	(3.5)	(57,007)	(5.7)	17,392
Total Nidec Corporation shareholders’ equity	517,667	45.8	415,653	41.3	102,014
Noncontrolling interests	22,080	1.9	38,164	3.8	(16,084)
Total equity	539,747	47.7	453,817	45.1	85,930
Total liabilities and equity	¥1,131,177	100.0	¥1,005,417	100.0	¥125,760

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Results for the nine months ended December 31

Consolidated Statements of Income

	Yen in millions
	Nine months ended December 31				Increase or decrease		Year ended March 31, 2013
	2013		2012
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥646,725	100.0	¥523,210	100.0	¥123,515	23.6	¥709,270	100.0
Cost of products sold	499,676	77.3	412,914	78.9	86,762	21.0	572,634	80.7
Selling, general and administrative expenses	56,513	8.7	42,897	8.2	13,616	31.7	84,760	12.0
Research and development expenses	28,670	4.4	24,373	4.7	4,297	17.6	34,278	4.8
Operating expenses	584,859	90.4	480,184	91.8	104,675	21.8	691,672	97.5
Operating income	61,866	9.6	43,026	8.2	18,840	43.8	17,598	2.5

Other income (expenses):
Interest and dividend income	1,990		1,323		667		1,831
Interest expenses	(1,149)		(488)		(661)		(679)
Foreign exchange gain (loss), net	378		(3,926)		4,304		(2,973)
Gain (loss) from marketable securities, net	240		(300)		540		(87)
Other, net	(800)		(1,799)		999		(2,292)
Total	659	0.1	(5,190)	(1.0)	5,849	-	(4,200)	(0.6)
Income before income taxes	62,525	9.7	37,836	7.2	24,689	65.3	13,398	1.9
Income taxes	(17,444)	(2.7)	(8,693)	(1.6)	(8,751)	-	(6,562)	(0.9)
Equity in net income (loss) of affiliated companies	(30)	(0.0)	42	0.0	(72)	-	13	0.0
Consolidated net income	45,051	7.0	29,185	5.6	15,866	54.4	6,849	1.0
Less: Net income attributable to noncontrolling interests	(1,998)	(0.3)	(2,092)	(0.4)	94	-	1,137	0.1
Net income attributable to Nidec Corporation	¥43,053	6.7	¥27,093	5.2	¥15,960	58.9	¥7,986	1.1

Consolidated Statements of Comprehensive Income

	Yen in millions
	Nine months ended December 31		Increase or		Year ended
	2013	2012	decrease		March 31, 2013
	Amount	Amount	Amount	%	Amount
Consolidated net income	¥45,051	¥29,185	¥15,866	54.4	¥6,849
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	56,020	28,146	27,874	99.0	62,158
Net unrealized gains and losses on securities	3,536	(696)	4,232	-	151
Net gains and losses on derivative instruments	(81)	93	(174)	-	169
Pension liability adjustments	61	(56)	117	-	(433)
Total	59,536	27,487	32,049	116.6	62,045
Total comprehensive income (loss)	104,587	56,672	47,915	84.5	68,894
Less: Comprehensive (income) loss attributable to noncontrolling interests	(3,280)	(2,488)	(792)	-	(487)
Comprehensive income (loss) attributable to Nidec Corporation	¥101,307	¥54,184	¥47,123	87.0	¥68,407

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

Results for the three months ended December 31

Consolidated Statements of Income

	Yen in millions
	Three months ended December 31				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
Net sales	¥217,091	100.0	¥169,670	100.0	¥47,421	27.9
Cost of products sold	166,661	76.8	140,974	83.1	25,687	18.2
Selling, general and administrative expenses	18,234	8.3	18,407	10.8	(173)	(0.9)
Research and development expenses	9,667	4.5	8,986	5.3	681	7.6
Operating expenses	194,562	89.6	168,367	99.2	26,195	15.6
Operating income	22,529	10.4	1,303	0.8	21,226	-

Other income (expenses):
Interest and dividend income	849		464		385
Interest expenses	(348)		(217)		(131)
Foreign exchange gain (loss), net	1,100		911		189
Gain (loss) from marketable securities, net	2		(429)		431
Other, net	(48)		(773)		725
Total	1,555	0.7	(44)	(0.1)	1,599	-
Income before income taxes	24,084	11.1	1,259	0.7	22,825	-
Income taxes	(7,334)	(3.4)	(250)	(0.1)	(7,084)	-
Equity in net income (loss) of affiliated companies	(14)	(0.0)	19	0.0	(33)	-
Consolidated net income	16,736	7.7	1,028	0.6	15,708	-
Less: Net income attributable to noncontrolling interests	(786)	(0.4)	(134)	(0.1)	(652)	-
Net income attributable to Nidec Corporation	¥15,950	7.3	¥894	0.5	¥15,056	-

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended December 31		Increase or
	2013	2012	Decrease
	Amount	Amount	Amount	%
Consolidated net income	¥16,736	¥1,028	¥15,708	-
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	37,355	43,612	(6,257)	(14.3)
Net unrealized gains and losses on securities	2,941	1,563	1,378	88.2
Net gains and losses on derivative instruments	78	(17)	95	-
Pension liability adjustments	(19)	(59)	40	-
Total	40,355	45,099	(4,744)	(10.5)
Total comprehensive income (loss)	57,091	46,127	10,964	23.8
Less: Comprehensive (income) loss attributable to noncontrolling interests	(1,357)	(1,659)	302	-
Comprehensive income (loss) attributable to Nidec Corporation	¥55,734	¥44,468	¥11,266	25.3

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(3) Consolidated Statements of Cash Flows

Cash flows from operating activities:

	Yen in millions
	Nine months ended December 31		Increase or decrease	Year ended March 31, 2013
	2013	2012

Consolidated net income	¥45,051	¥29,185	¥15,866	¥6,849
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,432	28,673	5,759	39,720
(Gain) loss from marketable securities, net	(240)	300	(540)	87
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(46)	(13)	(33)	10,300
Loss recovery and gain on property, plant and equipment damaged in flood	(63)	(3,862)	3,799	(4,027)
Deferred income taxes	5,651	(6,772)	12,423	(12,055)
Equity in net loss (income) of affiliated companies	30	(42)	72	(13)
Foreign currency adjustments	(3,279)	3,547	(6,826)	1,744
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(15,860)	22,866	(38,726)	53,221
(Increase) decrease in inventories	(8,569)	2,353	(10,922)	14,090
Increase (decrease) in notes and accounts payable	12,777	(4,547)	17,324	(1,257)
Increase (decrease) in accrued income taxes	2,255	(8,522)	10,777	(7,263)
Other	(7,339)	2,487	(9,826)	8,890
Net cash provided by operating activities	64,800	65,653	(853)	110,286

Cash flows from investing activities:
Additions to property, plant and equipment	(30,837)	(47,217)	16,380	(61,368)
Proceeds from sales of property, plant and equipment	2,456	504	1,952	1,036
Insurance proceeds related to property, plant and equipment damaged in flood	2,789	453	2,336	880
Purchases of marketable securities	(7)	(68)	61	(147)
Proceeds from sales or redemption of marketable securities	1,042	167	875	692
Acquisitions of business, net of cash acquired	(642)	(85,485)	84,843	(79,884)
Other	(8,965)	4,241	(13,206)	4,937
Net cash used in investing activities	(34,164)	(127,405)	93,241	(133,854)

Cash flows from financing activities:

	Yen in millions
	Nine months ended December 31		Increase or decrease	Year ended March 31, 2013
	2013	2012

Decrease in short-term borrowings	(13,887)	(49,953)	36,066	(52,199)
Proceeds from issuance of long-term debt	-	67,200	(67,200)	71,307
Repayments of long-term debt	(25,209)	(934)	(24,275)	(12,392)
Proceeds from issuance of corporate bonds	50,000	100,000	(50,000)	100,000
Redemption of corporate bonds	(4,250)	-	(4,250)	-
Purchases of treasury stock	(2,829)	(26,777)	23,948	(31,277)
Payments for additional investments in subsidiaries	(216)	(89)	(127)	(92)
Dividends paid to shareholders of Nidec Corporation	(11,425)	(12,125)	700	(12,125)
Dividends paid to noncontrolling interests	(893)	(1,418)	525	(1,421)
Other	(761)	(683)	(78)	(684)
Net cash (used in) provided by financing activities	(9,470)	75,221	(84,691)	61,117

Effect of exchange rate changes on cash and cash equivalents	22,028	7,626	14,402	25,581
Net increase in cash and cash equivalents	43,194	21,095	22,099	63,130
Cash and cash equivalents at beginning of period	193,420	130,290	63,130	130,290
Cash and cash equivalents at end of period	¥236,614	¥151,385	¥85,229	¥193,420

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(4) Notes to our consolidated financial statements

Business Combinations

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of Nidec ASI S.p.A. (formerly Ansaldo Sistemi Industriali S.p.A.), Nidec Avtron Automation Corporation (formerly Avtron Idustrial Automation, Inc.), Nidec Kinetek Corporation (formerly Kinetek Group, Inc.), SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in the fiscal year ended March 31, 2013. During the three months ended March 31, 2013, we completed our valuation of such assets and liabilities of Nidec ASI S.p.A., Nidec Avtron Automation Corporation and Nidec Kinetek Corporation Furthermore, during the three months ended September 30, 2013, we completed our valuation of such assets and liabilities of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.

Subsequent events

Completion of Acquisition of Mitsubishi Materials C.M.I. Corporation

On January 1, 2014, Nidec Sankyo Corporation, the Company’s wholly owned subsidiary, acquired all of the voting rights in Mitsubishi Materials C.M.I. Corporation. In December 2013, we prepaid the acquisition cost. The prepayment was recognized as “Other” of “Cash flows from investing activities” in “(3) Consolidated Statements of Cash Flows”

4. Supplementary Information (Nine months ended December 31, 2013) (unaudited)

(1) Quarterly Financial Data for the three months ended December 31, 2013, September 30, 2013 and June 30, 2013

	Yen in millions
	Three months ended
	June 30, 2013		September 30, 2013		December 31, 2013
	Amount	%	Amount	%	Amount	%
Net sales	¥211,276	100.0	¥218,358	100.0	¥217,091	100.0
Operating income	18,047	8.5	21,290	9.8	22,529	10.4
Income before income taxes	17,366	8.2	21,075	9.7	24,084	11.1
Consolidated net income	13,709	6.5	14,606	6.7	16,736	7.7
Net income attributable to Nidec Corporation	¥13,346	6.3	¥13,757	6.3	¥15,950	7.3

Note: Pursuant to ASC 805 “Business Combinations,” the results of operations for the three months ended June 30, 2013 have been retrospectively adjusted.

(2) Information by Product Category

	Yen in millions
	Nine months ended December 31, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥273,224	¥247,074	¥63,421	¥57,226	¥5,780	¥646,725	¥-	¥646,725
Intersegment	679	316	4,805	270	4,269	10,339	(10,339)	-
Total	273,903	247,390	68,226	57,496	10,049	657,064	(10,339)	646,725
Operating expenses	232,928	232,542	59,211	55,272	9,702	589,655	(4,796)	584,859
Operating income	¥40,975	¥14,848	¥9,015	¥2,224	¥347	¥67,409	¥(5,543)	¥61,866

	Yen in millions
	Nine months ended December 31, 2012
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥242,965	¥174,238	¥46,499	¥53,484	¥6,024	¥523,210	¥-	¥523,210
Intersegment	622	664	5,085	607	4,125	11,103	(11,103)	-
Total	243,587	174,902	51,584	54,091	10,149	534,313	(11,103)	523,210
Operating expenses	208,966	169,234	45,480	53,102	9,475	486,257	(6,073)	480,184
Operating income	¥34,621	¥5,668	¥6,104	¥989	¥674	¥48,056	¥(5,030)	¥43,026

	Yen in millions
	Three months ended December 31, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥92,769	¥83,026	¥19,704	¥19,797	¥1,795	¥217,091	¥-	¥217,091
Intersegment	241	104	1,611	112	1,605	3,673	(3,673)	-
Total	93,010	83,130	21,315	19,909	3,400	220,764	(3,673)	217,091
Operating expenses	78,376	77,874	18,474	18,195	3,229	196,148	(1,586)	194,562
Operating income	¥14,634	¥5,256	¥2,841	¥1,714	¥171	¥24,616	¥(2,087)	¥22,529

	Yen in millions
	Three months ended December 31, 2012
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥74,513	¥61,605	¥15,233	¥16,057	¥2,262	¥169,670	¥-	¥169,670
Intersegment	237	491	1,860	296	1,295	4,179	(4,179)	-
Total	74,750	62,096	17,093	16,353	3,557	173,849	(4,179)	169,670
Operating expenses	72,175	61,355	15,078	18,445	3,328	170,381	(2,014)	168,367
Operating income (loss)	¥2,575	¥741	¥2,015	¥(2,092)	¥229	¥3,468	¥(2,165)	¥1,303

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans,

brush motors, vibration motors and motor applications

(2) Automotive, appliance, commercial and industrial products: Home appliances, commercial and industrial motors and related products, automotive motors, and automotive components

(3) Machinery: Power transmission drives, precision equipment and factory automation-related equipment

(4) Electronic and optical components: Electronic components and optical components

(5) Others: Service etc

3. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(3) Sales by Geographic Segment

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
Japan	¥174,785	27.0	¥163,598	31.3	¥11,187	6.8
U.S.A	97,372	15.0	68,593	13.1	28,779	42.0
Singapore	46,969	7.3	41,978	8.0	4,991	11.9
Thailand	65,885	10.2	60,883	11.6	5,002	8.2
Philippines	18,064	2.8	14,616	2.8	3,448	23.6
China	147,243	22.8	112,399	21.5	34,844	31.0
Others	96,407	14.9	61,143	11.7	35,264	57.7
Total	¥646,725	100.0	¥523,210	100.0	¥123,515	23.6

	Yen in millions
	Three months ended December 31				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
Japan	¥58,765	27.1	¥52,258	30.8	¥6,507	12.5
U.S.A	29,306	13.5	24,695	14.5	4,611	18.7
Singapore	16,144	7.4	13,038	7.7	3,106	23.8
Thailand	21,098	9.7	17,280	10.2	3,818	22.1
Philippines	6,476	3.0	4,687	2.8	1,789	38.2
China	51,435	23.7	35,214	20.7	16,221	46.1
Others	33,867	15.6	22,498	13.3	11,369	50.5
Total	¥217,091	100.0	¥169,670	100.0	¥47,421	27.9

Note: The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(4) Sales by Region

	Yen in millions
	Nine months ended December 31				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
North America	¥110,135	17.0	¥70,274	13.4	¥39,861	56.7
Asia	338,280	52.3	272,118	52.0	66,162	24.3
Europe	74,382	11.5	52,366	10.0	22,016	42.0
Others	7,182	1.1	6,228	1.2	954	15.3
Overseas sales total	529,979	81.9	400,986	76.6	128,993	32.2
Japan	116,746	18.1	122,224	23.4	(5,478)	(4.5)
Consolidated total	¥646,725	100.0	¥523,210	100.0	¥123,515	23.6

	Yen in millions
	Three months ended December 31				Increase or decrease
	2013		2012
	Amount	%	Amount	%	Amount	%
North America	¥33,862	15.6	¥24,658	14.5	¥9,204	37.3
Asia	115,089	53.0	84,785	50.0	30,304	35.7
Europe	25,409	11.7	18,807	11.1	6,602	35.1
Others	2,332	1.1	2,394	1.4	(62)	(2.6)
Overseas sales total	176,692	81.4	130,644	77.0	46,048	35.2
Japan	40,399	18.6	39,026	23.0	1,373	3.5
Consolidated total	¥217,091	100.0	¥169,670	100.0	¥47,421	27.9

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Nine months ended December 31		Increase or decrease	Three months ended December 31		Increase or decrease	Year ended March 31, 2013
	2013	2012		2013	2012

Net sales	¥646,725	¥523,210	23.6%	¥217,091	¥169,670	27.9%
Operating income	61,866	43,026	43.8%	22,529	1,303	-
Ratio of operating income to net sales	9.6%	8.2%		10.4%	0.8%
Income before income taxes	62,525	37,836	65.3%	24,084	1,259	-
Ratio of income before income taxes to net sales	9.7%	7.2%		11.1%	0.7%
Net income attributable to Nidec Corporation	43,053	27,093	58.9%	15,950	894	-
Ratio of net income attributable to Nidec Corporation to net sales	6.7%	5.2%		7.3%	0.5%
Net income attributable to Nidec Corporation per share-basic	¥317.93	¥201.26		¥115.67	¥6.60
Net income attributable to Nidec Corporation per share-diluted	¥297.23	¥187.80		¥108.47	¥6.06

Total assets	¥1,131,177	¥980,857					¥1,005,417
Nidec Corporation shareholders’ equity	517,667	405,973					415,653
Nidec Corporation shareholders’ equity to total assets	45.8%	41.4%					41.3%
Nidec Corporation shareholders’ equity per share	¥3,753.78	¥2,995.43					¥3,086.19

Net cash provided by operating activities	¥64,800	¥65,653					¥110,286
Net cash used in investing activities	(34,164)	(127,405)					(133,854)
Net cash (used in) provided by financing activities	(9,470)	75,221					61,117
Cash and cash equivalents at end of period	¥236,614	¥151,385					¥193,420

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	227
Number of affiliated companies accounted for under the equity method:	5

(3) Change in Scope of Consolidation and Application of the Equity Method

	Change from March 31, 2013	Change from December 31, 2012
Number of companies newly consolidated:	1	3
Number of companies excluded from consolidation:	6	7
Number of companies newly accounted for by the equity method:	-	-
Number of companies excluded from accounting by the equity method:	-	-